Exhibit 99.2

Notice of Hut 8 Mining Corp.’s Annual Meeting of Shareholders and
Notice of Availability of Meeting Materials

NOTICE AND ACCESS

This year, as permitted by the Canadian Securities Administrators we are using “Notice–and-Access” to deliver our management information circular dated April 29, 2022 (the “Management Information Circular”) to our shareholders for our annual meeting (the “Meeting”). We are also using “Notice–and- Access” to deliver our annual consolidated financial statements (“Financial Statements”) and related management's discussion and analysis (“MD&A”) together with the Management Information Circular and Financial Statements, the “Meeting Materials”) to registered and beneficial shareholders.

This means that instead of receiving a paper copy of the Meeting Materials, you are receiving this notice, which provides information on how to access the Meeting Materials online. You will also find below information on how to request paper copies of the Meeting Materials, if you prefer.

Notice-and-Access allows us to reduce our printing and mailing costs and is consistent with our sustainability strategy. You will find enclosed with this notice, a form of proxy or voting instruction form, as applicable, enabling you to vote at the Meeting.

 SHAREHOLDERS ARE INVITED TO ATTEND OUR ANNUAL MEETING:

WHEN: Thursday, June 16, 2022 10:00 A.M. (Eastern Time)

WHERE: Virtual meeting conducted via teleconference and audio webcast. Shareholders can access the Meeting by calling 1-416-764-8658 or free of charge at 1-888-886-7786 and entering the Conference ID: 47281345 or by visiting: http://momentum.adobeconnect.com/hut82022/

SHAREHOLDERS ARE ENCOURAGED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

BUSINESS OF THE MEETING

At the Meeting, shareholders will be asked to consider and vote on the following matters:

1.  ELECTION OF DIRECTORS: Shareholders will be asked to elect five directors. Information respecting the director nominees may be found under the heading “Matters to be Acted on at the Meeting – Election of Directors” in the Management Information Circular; page 12;

2.  RATIFICATION AND APPOINTMENT OF AUDITORS: Shareholders will be asked to ratify the appointment by the board of directors of Hut 8 Mining Corp. (the “Company”) of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants (“RCGT”) as auditors of the Company, to re-appoint RCGT as auditors of the Company until the end of the next annual meeting of shareholders of the Company and to authorize the directors of the Company to fix their remuneration. Information respecting the appointment of RCGT may be found under the heading “Matters to be Acted on at the Meeting – Ratification and Appointment of Auditors” in the Management Information Circular; and

3.	OTHER BUSINESS: Any other business that may properly come before the Meeting.

THE MEETING MATERIALS ARE AVAILABLE AT:
https://hut8mining.com/investors/ or on SEDAR at www.sedar.com

VOTING

How you vote depends on whether you are a registered or a beneficial shareholder. For information on how to determine whether you are a registered or beneficial shareholder, as well as additional information on how to vote in advance of the Meeting and attend and vote at the Meeting, please refer to pages 7 through and including 11 of the Management Information Circular.

There are several ways to vote in advance of the Meeting. If you are a registered shareholder, these include online at www.investorvote.com, telephonically by calling 1-866-732-8683, or by mail to Computershare Investor Services Inc., Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. In order to be valid, forms of proxy must be received by Computershare Trust Company by no later than 10:00 A.M. (Toronto time) on June 14, 2022, or, if the Meeting is adjourned or postponed, at least 48 hours excluding Saturdays, Sundays and holidays before any adjourned or postponed Meeting.

If you are a beneficial shareholder, please return your voting instructions in advance of the Meeting online at www.proxyvote.com, telephonically by calling 1-800-474-7493 (English) or 1-800-474-7501 (French), or by mail to Data Processing Centre, P.O. Box 3700, Stn. Industrial Park, Markham, ON, L3R 9Z9. To be taken into account, your voting instructions must be delivered sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline. If you are a beneficial shareholder and do not complete and return your voting instruction form in accordance with the directions provided to you, you may not be able to vote at the Meeting.

Along with this Notice, you will find a form of proxy or voting instruction form, as applicable, containing detailed instructions on how to vote your shares. You will need the control number printed on your form of proxy or voting instruction form, as applicable, to complete the voting.

REQUESTING PAPER COPIES OF THE MEETING MATERIALS

At any time prior to the date of the Meeting, any shareholder can request a paper copy of the Meeting Materials free of charge by emailing the Company at info@hut8mining.com or by calling 1-647-256-1992. If you request a paper copy of the Meeting Materials before the Meeting, a paper copy will be sent to you within three business days (within business hours) of receiving your request. To receive a paper copy of the Meeting Materials before the deadline for submitting your form of proxy or voting instruction form, as applicable, or the date of the Meeting, you are advised to make your request at least five business days in advance of such dates, being June 4, 2022, and June 6, 2022, respectively.

On or after the date of Meeting, any shareholder can request a paper copy of the Meeting Materials by emailing the Company at info@hut8mining.com or by calling 1-647-256-1992, and a paper copy will be sent to you free of charge within 10 calendar days of receiving your request.

NOTICE-AND-ACCESS QUESTIONS

Registered shareholders can call Computershare Trust Company of Canada toll free (North America) at 1-866-964-0492. If you have any questions about voting your shares, you can contact Computershare Trust Company of Canada by email at service@computershare.com or by calling 1-800-564-6253 (North America, toll free) or 1-514-982-7555 (international).

Beneficial shareholders who would like more information about Notice-and-Access may contact Broadridge Investor Communications Corporation toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) or direct in (North America) at 1-303-562-9305 (English) or 1-303-562-9306 (French).